SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR HOLDINGS PLC - 2023 AGM voting outcome update statement

Ryanair Holdings plc today (08 Mar.) provided an update in respect of its 2023 AGM held on 14 Sept. 2023. At that AGM, all resolutions were passed by the requisite majority. As resolutions 3 and 4(g) passed with a majority of less than 80%, in accordance with the UK Corp. Governance Code, Ryanair's Board wishes to update shareholders on actions taken and feedback received.

Prior to resolution 3 (the Directors' Remuneration Policy ("DRP")) being put to shareholders at the 2023 AGM, Stan McCarthy (Chairman) and Róisín Brennan (Chair of Remco) engaged extensively with Ryanair's large shareholders (representing approx. 60% of the shareholder base) and key proxy advisors on, amongst other matters, the key features of the DRP which included details of Ryanair Group CEO's, Michael O'Leary ("MOL"), contract extension which commits MOL to remain employed by the Group until Jul. 2028 (previously Jul. 2024).

Throughout the above process (and shareholder consultation subsequent to the 2023 AGM), feedback on the DRP was broadly positive, with many complimenting its simplicity and alignment with long-term shareholders' interests. Some concerns, however, were expressed in relation to the potential value of the Executive Directors share option grant if stretched performance targets are achieved and the grant vests (in 2028). Additionally, clarification was sought in relation to the 28 day period during which the Company's share price is required to exceed €21 in order for share options to potentially vest.

The Board recognises that a range of views exists across the shareholder base in relation to the pay of Executive Directors. The Board notes that the 73% vote in support of the DRP, the 100% support for MOL's re-election and 91% support for the Remuneration Report at the 2023 AGM reflects the overwhelming support for MOL's contract extension and the ambitious stretch targets set out in his share option grant, which are closely aligned with long-term shareholder interests.

The Board is grateful for the feedback received and the two-way engagement with major shareholders. Given overall majority support was obtained for the DRP, it is not proposed to make any further changes to the approach to remuneration that was set out in the 2023 Annual Report. Remco will, however, consider the above feedback when designing future policies.

As Mr. Cawley has confirmed that he is not seeking re-election at the 2024 AGM (in Sept.), having reached his nine-year tenure as a Non-Executive Director, no further engagement was deemed necessary in relation to resolution 4(g). The Board considers Mr. Cawley as independent within the spirit and meaning of the UK Corp. Governance code.

For further info please contact:
Peter Larkin
Ryanair Holdings plc
Tel: +353 (0) 1 945 1212
larkinp@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 08 March, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary